                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUE
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F X                    Form 40-F___
                               --

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes ___                        No X
                                                        --

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]



                             P R E S S   R E L E A S E
                             -------------------------

FOR IMMEDIATE RELEASE                                              26 April 2004


                          ASHANTI AND ANGLOGOLD MERGER
                                BECOMES EFFECTIVE

Ashanti Goldfields Company Limited ("Ashanti") is pleased to announce that at the court hearing held on 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement required to implement the merger with AngloGold Limited.

A copy of the court order confirming the scheme has been delivered to the Ghanaian Registrar of Companies today and the merger has now become effective. Dealings in the new AngloGold Ashanti securities are expected to commence tomorrow, 27 April 2004.

Sam Jonah, Chief Executive Officer of Ashanti, who will be President of AngloGold Ashanti following the merger, said "Today is a momentous day for gold mining in Africa and opens a new chapter in the history of Ashanti. It is interesting that this occurs on the tenth anniversary of the day Ashanti became a public listed company".

End


For further information contact:

Ashanti Goldfields Company Limited
Ernest Abankroh                                  Tel:     +233 21 774 977
Kwaku Akosah-Bempah                              Tel:     +233 21 778 173
James Anaman                                     Tel:     +233 21 778178

Grandfield
UK Investors and Media
Charles Cook                                     Tel:     +44 20 7417 4170
Matthew Jervois

The Global Consulting Group
North American Contact
Allan Jordan                                     Tel:     +1 646 284 9452

CIBC World Markets
Andy Quinn                                       Tel:     +44 20 7234 6000






                                      1
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Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.



























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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April 26, 2004                        ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                ----------------------
                                            Name:    Ernest Abankroh
                                            Title:   Company Secretary